UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-33560

Issuer:	CAPSTONE THERAPEUTICS CORP.
Exchange:	NASDAQ GLOBAL MARKET

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Address:	1275 West Washington Street, Suite 104
Tempe, Arizona 85281
Telephone Number:	(602) 286-5520

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

(Description of class of securities)

Rights to Purchase 1/100 of a Share of Series A Preferred Stock

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐ 17 CFR 240.12d2-2(a)(1)

☐ 17 CFR 240.12d2-2(a)(2)

☐ 17 CFR 240.12d2-2(a)(3)

☐ 17 CFR 240.12d2-2(a)(4)

☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

☒ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

June 24, 2014	/s/ John M. Holliman, III	Executive Chairman
Date	Name	Title

1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.